UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

     Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

VIASYS Healthcare Inc.
(Name of Subject Company)

Eagle Merger Corp.,
a wholly owned subsidiary of

Cardinal Health, Inc.
(Name of Filing Person—Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

92553Q209
(CUSIP Number of Class of Securities)

Ivan K. Fong, Esq.
Chief Legal Officer and Secretary
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio  43017
Telephone:  (614) 757-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,667,555,149.50	$51,193.94

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U. S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $42.75 per share by 39,007,138, the number of shares of common stock, par value $0.01 per share (“Shares”), of VIASYS Healthcare Inc. (“VIASYS”) outstanding on a fully diluted basis as of May 8, 2007, as represented by VIASYS in the Agreement and Plan of Merger with Cardinal Health, Inc. , which Shares consist of (a) 33,340,002 Shares issued and outstanding, (b) 3,548,271 Shares subject to issuance upon exercise of outstanding options, (c) 225,352 Shares subject to issuance pursuant to outstanding restricted stock units, (d) 78,000 Shares subject to issuance pursuant to outstanding deferred stock awards, (e) 1,583,641 Shares reserved for future grant and issuance under the VIASYS stock plan and (e) 231,872 Shares reserved for future issuance under the VIASYS employee stock purchase plan.

** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,193.94.	Filing Party: Cardinal Health, Inc. and Eagle Merger Corp.
Form or Registration No.: Schedule TO.	Date Filed: May 23, 2007.

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on May 23, 2007, as amended by Amendment No. 1 filed on June 6, 2007 and Amendment No. 2 filed on June 7, 2007 (as amended, the “Schedule TO”), by Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), and Eagle Merger Corp., a Delaware corporation and wholly owned subsidiary of Cardinal Health (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of VIASYS Healthcare Inc., a Delaware corporation (“VIASYS”), for $42.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer was made pursuant to the Agreement and Plan of Merger, dated as of May 11, 2007 (the “Merger Agreement”), among Cardinal Health, Offeror and VIASYS.

     All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

     “The initial period of the Offer expired at 12:00 midnight, New York City time, at the end of June 20, 2007. Based on information provided by Computershare Trust Company, N.A., the depositary for the Offer, approximately 27.4 million Shares (including approximately 3.2 million Shares subject to guaranteed delivery), representing approximately 81.9% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. Offeror has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

     On June 21, 2007, Cardinal Health announced in a press release that Offeror has commenced a subsequent offering period to acquire all remaining untendered Shares. The subsequent offering period is scheduled to expire at 6:00 p.m., Eastern Daylight Time, on Wednesday, June 27, 2007, unless further extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $42.75 per Share cash consideration, without interest, paid during the initial offering period of the Offer. Offeror will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. Shares tendered during the subsequent offering period may not be withdrawn. Offeror reserves the right to extend the subsequent offering period in accordance with applicable law. The full text of the press release issued by Cardinal Health is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)(E)	Press Release Issued by Cardinal Health, dated June 21, 2007, Announcing Completion of Initial Tender Offer and a Subsequent Offering Period.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2007

CARDINAL HEALTH, INC.

By: /s/ Jeffrey W. Henderson
NAME: Jeffrey W. Henderson
TITLE: Chief Financial Officer

EAGLE MERGER CORP.

By: /s/ Jeffrey W. Henderson
NAME: Jeffrey W. Henderson
TITLE: Treasurer

EXHIBIT INDEX

* (a)(1)(A)	Offer to Purchase, dated May 23, 2007.
* (a)(1)(B)	Form of Letter of Transmittal.
* (a)(1)(C)	Form of Notice of Guaranteed Delivery.
* (a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
* (a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
* (a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
* (a)(5)(A)	Joint Press Release Issued by Cardinal Health and VIASYS, dated May 14, 2007, Announcing the Execution of the
Merger Agreement between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the
Form 8-K filed by Cardinal Health on May 14, 2007).
* (a)(5)(B)	Letter, dated May 14, 2007, from R. Kerry Clark to Cardinal Health Employees Regarding Announcement of the
Merger Agreement Between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the
Schedule TO-C filed by Cardinal Health on May 14, 2007).
* (a)(5)(C)	Transcript of the Investor Call on May 14, 2007 Regarding Announcement of the Merger Agreement Between
Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Schedule TO-C filed by
Cardinal Health on May 14, 2007).
* (a)(5)(D)	Form of Summary Advertisement Published in the Wall Street Journal on May 23, 2007.
(a)(5)(E)	Press Release Issued by Cardinal Health, dated June 21, 2007, Announcing Completion of Initial Tender Offer and
a Subsequent Offering Period.
* (d)(1)	Agreement and Plan of Merger, dated as of May 11, 2007, among Cardinal Health, Offeror and VIASYS.

* Previously filed.